FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Affaires juridiques		Law

Cristina Circelli
Secrétaire générale déléguée et		Deputy Corporate Secretary and
Avocate générale		General Counsel

935, rue de La Gauchetière Ouest		935 de La Gauchetiere Street West
16e étage		16th Floor
Montréal (Québec) H3B 2M9		Montreal, Quebec, H3B 2M9
Canada		Canada
T	514-399-4135	T	514-399-4135
Tc	514-399-5744	F	514-399-5744
C	cristina.circelli@cn.ca	E	cristina.circelli@cn.ca

February 19, 2014

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON M5H 3S8

On February 18, 2014, Canadian National Railway Company (“CN”) purchased 800,000 Common Shares from an arm’s length third party seller shareholder through private agreement for an aggregate purchase price of C$45,808,000. The transaction will settle on February 21, 2014. The purchased shares will be cancelled and will be included in computing the number of Common Shares purchased by CN under its current Normal Course Issuer Bid.

Yours truly,

“Cristina Circelli”

Cristina Circelli